Estelle Project - Gold and Antimony in Alaska

Concurrently developing a tier one gold asset and securing U.S. domestic antimony supply

NOVA MINERALS


Antimony-Gold prospect
Gold prospect

Corporate Update

14 January 2025

ASX: **NVA** | NASDAQ: **NVA** | FRA: **QM3**

www.novaminerals.com.au

Disclaimers

NOVA MINERALS

Forward Looking Statements

All statements in this presentation, other than those relating to historical facts, are “forward-looking statements.” These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the industry and government policies and regulations relating to our industry; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, protect, believe, or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward -looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the overall global economic environment; general market, political, and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; changes in our strategy; government regulations and approvals; expectations regarding the potential mineralization, geological merit and economic feasibility of our property; expectations regarding exploration results at our property; mineral exploration and exploration program cost estimates; expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations; receipt and timing of exploration permits and other third-party approvals; and government regulation of mineral exploration and development operations . The Company has filed a registration statement on Form F-1, as may be amended (Registration No.: 333-278695). Before you Invest, you should carefully read the registration statement, including the factors described in the “Risk Factors” section of the Registration Statement and other documents that we have filed, and will subsequently file, with the Securities and Exchange Commission to better understand the risks and uncertainties inherent in our business and industry and for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the Commission’s website at wvvw.sec.gov. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation as a result of, among other factors, the factors referenced in the “Risk Factors” section of the Registration Statement. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this presentation, they may not be predictive of results or developments in future periods. This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any of our securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities can only be made in compliance with applicable securities laws.

Nova Minerals Investment Highlights

Estelle Project - A Dual Gold-Antimony Project in a Tier 1 Jurisdiction with Strong Upside Potential

NOVA MINERALS

District Scale Project with Dual Assets – Precious and Strategic Minerals (85% Owned)

- **Gold** - 9.9 Moz JORC gold resource (5.2 Moz pit-constrained under S-K 1300)[1]
- High-grade and bulk tonnage gold deposits, all remain open
- **Antimony** - High-grade surface samples over 7 prospects with drilling in 2025 to define a resource
- U.S. government interest to secure domestic antimony supply chain
- Strong exploration upside with over 20 defined prospects
- Decades of potential production

Strategic Opportunity

- Gold near all time highs
- Antimony listed as a critical mineral for U.S. economic and defense applications with no current U.S. domestic supply
- China banned all antimony exports to the U.S.
- Nova's mission: To concurrently develop Estelle into a tier one gold asset and secure U.S. domestic antimony supply

Located in Tier One Jurisdiction Alaska

- Regulatory advantage - 514km^2 of State of Alaska claims (No federal or native titles)
- 35km long mineralized corridor
- Alaska has a long history of mining with a streamlined permitting process
- President elect Trump vowing to "to ensure Alaska can take advantage of every opportunity to explore and develop its tremendous resources"

Team to Deliver

- Experienced management team and Alaskan CEO with a history of advancing resource projects from green fields, through development, and into production

Infrastructure & Access

- 80-person camp, 4,000ft airstrip, sample lab
- West Susitna Access Road commencing construction in 2025
- Investigating various power options

Attractive valuation with significant near and medium term catalysts

1 Refer to Appendix 1

Estelle Project - Gold and Antimony in Alaska

District Scale 514km^2 with Gold and Antimony Assets within the One U.S. Project

NOVA MINERALS



Antimony-Gold prospect
Priority Antimony-Gold area
Gold prospect
Priority Gold area
Stibium
Korbel
RPM
Styx

Estelle Antimony Assets

- 7 antimony-gold prospects
- High-grade surface samples up to 60.5% Sb & 20 samples > 20% Sb
- Stibium 800m x 400m antimony rich zone identified for resource drilling in 2025
- US grant applications for antimony development progressing
- Targeting near term production, subject to U.S. Dept of Defense funding
- Nova looking to secure a U.S. domestic supply chain for antimony – Mining to refining

Estelle Gold Assets

- 4 large gold deposits, high-grade and bulk tonnage, all from surface and remain open
- 9.9 Moz Au JORC global resource (ASX compliant)[1]
- 5.2 Moz Au US$2,000 oz pit constrained S-K 1300 resource[1]
- Thick high-grade drill results - RPM-005 400m @ 3.5 g/t Au, incl. 132m @ 10.1 g/t Au, from surface
- High-grade surface samples up to 1,290 g/t Au
- Over 20 gold prospects at varying stages of advancement
- Development optionality with scope and scale to increase significantly – RPM starter mine / Large scale full Estelle project

1 Economic pit constrained resource compliant to JORC and S-K 1300 standards. Refer to Appendix 1

ASX Announcements: Gold: 11 October 2021 & 20 November 2023
Antimony: 10 October 2023, 20 November & 5 December 2024

Estelle Project - Precious and Strategic Minerals

Macro-Economic Drivers - Right Place, Right Time, with the Right Commodities

Gold – Precious Mineral Near All Time Highs

- Central bank purchases
- Inflation hedge
- Safe-haven demand
- Gold is money



Daily XAU=
12/25/2014 - 7/3/2025 (GMT)
Line, XAU=, 12/24/2024, 2,615.5800, +2.6500, (+0.10%)
Gold Spot Price
~US$2,600 oz
Price
USD
Ozs
2,615.5800
2,400
2,200
2,000
1,800
1,600
1,400
1,200
Auto
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025
2010
2020

Antimony – Strategic with No U.S. Supply

- Strategically important critical mineral
- China's export restrictions
- U.S. dependency for defense and renewable energy



Daily ANT-LON
12/24/2014 - 6/8/2025 (GMT)
Line, ANT-LON, 11/29/2024, 38,000, N/A, N/A
Antimony Spot Price
~US$38,000 mt
Price
38,000
32,000
28,000
24,000
20,000
16,000
12,000
8,000
Auto
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025
2010
2020

*Source: Reuters

Nova’s Gold Assets

Vision: To develop Estelle into a tier one globally significant gold producer

Estelle Gold Assets - Staged Development Options

1. RPM Starter Mine with Regional Expansion – High-Grade Resource Starter Pit

NOVA MINERALS



Shadow
Shoeshine
Muddy Creek
Discovery
Trumpet
Train
Train Regional Targets
RPM
Geological indications show all 3 areas are potentially genetically linked
RPM South
RPM Valley
RPM North
RPM Starter Pit Area
RPM Regional Target
RPM Regional Target
Potential Gold Processing Plant
Investigating various ore transport options incl. trucks, conveyors, cable ways, chutes
1km

RPM Starter Mine

- High-grade from surface (Potentially 5g/t+ Au)
- 6-7 year initial LOM from RPM North with selective mining of high-grade at/near surface material
- Potential for expansion ie: RPM, Train, Regional
- Smaller footprint, Lower CAPEX, Nova funded
- Fast track to production and cashflow
- Scalable

Estelle Gold Assets - RPM

High-Grade Core with Mineralization Extending from Surface and Remains Open

- 88 holes, ~21,000m drilled to date – 7,200m not in current MRE
- Broad zone of continuous high-grade gold, from surface
- Mineralization remains wide open
- FS test work also investigating the potential to heap leach the lower grade ore from RPM
- Assays from RPM regional area 2024 surface sampling program still outstanding



1 km
0.9 km
RPMRC-24017 29m @ 7.1 g/t Au
From surface Incl:
22m @ 9.4 g/t Au
3m @ 32.2 g/t Au
2m @ 52.7 g/t Au
RPM-057 211m @ 3.2 g/t Au
From 3m Incl:
120m @ 5.0 g/t Au
79m @ 7.4 g/t Au
63m @ 9.0 g/t Au
RPM South
RPM-019 344m @ 0.5 g/t Au
From 5m Incl:
259m @ 0.6 g/t Au
39m @ 1.0 g/t Au
38m @ 1.0 g/t Au from 130m
RPM-005 400m @ 3.5 g/t Au
from surface Incl:
287m @ 4.8 g/t Au
132m @ 10.1 g/t Au
86m @ 14.1 g/t Au
RPM North
RPM-015 258m @ 5.1 g/t Au
From surface Incl:
161m @ 8.1 g/t Au
117m @ 11.1 g/t Au
45m @ 25.3 g/t Au
RPM-023 333m @ 0.9 g/t Au
From 8m Incl:
116m @ 0.9 g/t Au
94m @1.0 g/t Au
15m @ 2.3 g/t Au
RPM-022 193m @ 3.9 g/t Au
From 4m Incl:
67m @ 10.4 g/t Au
43m @ 15.8 g/t Au
34m @ 19.4 g/t Au
RPM Starter Pit Area
RPM Valley
Open
Open
Open
Open
Open
Open
RPM-008 260m @ 3.6 g/t Au
from 11m Incl:
140m @ 6.5 g/t Au
87m @ 10.1 g/t Au
56m @ 15.0 g/t Au
RPM-060 204m @ 1.0 g/t Au
From 110m Incl:
54m @ 2.1 g/t Au
42m @ 2.6 g/t Au
17m @ 5.3 g/t Au
RPM-037 lower intrusive
268m @ 0.7 g/t Au
From 282m Incl:
103m @ 1.0 g/t Au
21m @ 2.5 g/t Au
30m @ 2.0 g/t Au
RPM Drilling (g/t Au)
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>= 10.0

Super high-grade Measured core of 180 Koz @ 4.1 g/t Au within a wider high-grade M&I Core of 330 Koz @ 2.4 g/t Au and a total resource of 1.13 Moz @ 0.7 g/t Au from Surface[1]

ASX Announcements 11 & 27 October 2021, 8 & 22 August 2022, 4 October 2022, 11 December 2023, 10 January & 23 October 2024

1 Economic pit constrained resources compliant to JORC and S-K 1300 standards. Refer to Appendix 1

Estelle Gold Assets - Staged Development Options

2. Expanded Project – Korbel + RPM + Regional - Scalable with Decades of Potential Pipeline



Korbel
Stoney
Wombat
Rainy Day
T6
West Wing
Trundle
Stoney Regional Targets
Tomahawk
Korbel Main and Cathedral 550m apart with the potential to be genetically linked
Korbel Main Deposit
You Beauty
Cathedral Deposit
Portage Pass
NK
Blocks C&D
Potential Gold Processing Plant
Isabella
Sweet Jenny
Korbel Valley Regional Targets
Korbel Main Pit
1km

Expanded Project – Korbel + RPM + Regional

- Scalable
- Multi-decade mine life
- Multiple mining centers
- Multiple commodities (Au, Sb, Ag, Cu, CMs)
- Higher CAPEX, higher NPV & cashflow
- Significantly increased gold production
- Economies of scale – low AISC
- Nova growth and/or strategic partner funding

Estelle Gold Assets - Korbel

Bulk Tonnage Gold with Low Strip Amenable to Large Scale Selective Mining

- 214 holes, ~70,000m drilled to date
- Low strip ratio 0.76:1
- Mineralization from surface and remains wide open
- Ore sorting – Potentially up to 10 X uplift in grade (>5 g/t Au)
- FS test work investigating the potential to heap leach Korbel ore
- Environmental studies at an advanced stage
- Resource upside potential with:
  - High-grade rock chips at Cathedral defining a high priority drill target
  - Size & scale of Cathedral mirrors Korbel Main
  - 6 other exciting untested prospects in the Korbel area



2.5 km
0.5 km
0.7 km
Korbel Main
KBDH-072 308m @ 0.7 g/t Au
from surface Incl:
113m @ 1.0 g/t Au
49m @ 1.5 g/t Au
21m @ 2.5 g/t Au
KBDH-012 429m @ 0.6 g/t Au
from 3m Incl:
101m @ 1.3 g/t Au
82m @ 1.5 g/t Au
30m @ 2.4 g/t Au
KBDH-024 549m @ 0.3 g/t Au
from 3m Incl:
97m @ 0.8 g/t Au
15m @ 2.3 g/t Au
3m @ 8.2 g/t Au
KBDH-081 277m @ 0.5 g/t Au
from 3m Incl:
94m @ 1.0 g/t Au
30m @ 1.9 g/t Au
9m @ 4.4 g/t Au
98 g/t Au
114 g/t Au
37 g/t Au
Cathedral
CTDD-003B 269m @ 0.4 g/t Au
from 168m Incl:
70m @ 0.6 g/t Au
3m @ 2.7 g/t Au
CTDD-001 354m @ 0.3 g/t Au
from 104m Incl:
11m @ 1.1 g/t Au
Korbel Drilling (g/t Au)
0.1 - 0.3
0.3 - 0.5
0.5 - 0.7
0.7 - 1.0
>= 1.0

4.05 Moz @ 0.3 g/t Au, Including 2.39 Moz @ 0.3 g/t Au Indicated from surface, with a higher-grade feeder system[1]

ASX Announcements 19 August 2020, 1 December 2020, 6 June 2021, 19 July 2021, 7 October 2021, 23 December 2021, & 28 February 2022

1 Economic pit constrained resources compliant to JORC and S-K 1300 standards. Refer to Appendix 1

Nova's Antimony Assets

Vision: To concurrently develop Estelle's antimony assets to help secure a U.S. domestic supply chain for antimony from mining to a refined product

Antimony Macros – Antimony Production 2022 (USGS)

99% of the World's Antimony Supply Comes from 7 Countries & China has Banned All Exports

NOVA MINERALS



Russia 18%
Tajikistan 16%
Turkey 1%
China 54%
Myanmar 4%
Bolivia 2%
Australia 4%

The U.S. currently does not have any domestic supply. U.S. critical minerals supply chain risk

But Estelle can change this, and we have already built strong relationships with both U.S. Federal and State government bodies

Estelle Antimony Assets – From Mining to Refined Product

Fully Secured and Integrated U.S. Domestic Antimony Supply Chain Based in Alaska

NOVA MINERALS



Estelle Project
Estelle Project Mines
Concentrator for Refinery Feedstock
West Susitna Access Road Commencing construction in 2025
Feedstock from existing mines
Feedstock from historical reclamations
Out of state feedstock
Land freight
Rail freight
Central Refinery
Port Mackenzie
Anchorage
Sea freight
Future export potential
Air freight
Beaufort Sea
ALASKA
YUKON
Gulf of Alaska

Estelle Antimony Assets - Stibium

High-Grade Gold & Antimony in Close Proximity to Korbel & the Camp

- High-grade antimony coincident with gold with 16 samples > 5 g/t Au and a high of 141 g/t Au and 12 samples > 30% Sb with a high of 60.5% Sb (Antimony)
- Surface sampling has identified an 800m long by 400m wide antimony rich zone at Stibium, which remains open
- Member of the Defense Industrial Base Consortium (DIBC), and as an early mover is well advanced with the Dept of Defense (DoD) grant application process.

Stibium Stand Alone Antimony-Gold Starter Mine

- Quick start up, subject to DoD grant
- Low CAPEX
- Small footprint/quick permitting
- Early cashflow potential



Proposed access road to Korbel
N
Proposed access road to Stibium
Stibium
2.0 g/t Au
5.9 g/t Au
35.3% Sb
34.8 g/t Au
3.6 g/t Au, 0.1% Sb
32.7% Sb
32.6% Sb
54.5% Sb
12.7 g/t Au,1,600 g/t Ag, 2.1% Sb
1.6 g/t Au, 0.1% Sb
34.9% Sb
1.3 g/t Au
46.2% Sb
1.5 g/t Au
43.3% Sb
19.3% Sb
0.6 g/t Au, 0.1% Sb
54.8% Sb
1.5 g/t Au, 60.5% Sb
56.7% Sb
800m
141 g/t Au
42.8 g/t Au
19.1% Sb
55.7% Sb
22.3 g/t Au
45.9% Sb
62.3 g/t Au
64.7 g/t Au
29.1 g/t Au
400m
E408571
Rock Chip Sampling – Sb %
> 15% Sb
Rock Chip Sampling - Au g/t
0 - 0.2 Au
0.2 - 0.5 Au
0.5 - 1.0 Au
1.0 - 5.0 Au
> 5.0 Au

ASX Announcements 10 October 2023, 5 & 11 December 2024

Estelle Antimony Assets - Stibium

Antimony Soil Heat Map with Proposed Pads for Resource Drilling in 2025

NOVA MINERALS



Stibium
33%
43%
46%
35%
35%
57%
55%
33%
46%
55%
19%
56%
19%
4%
61%
2%
2%
3%
800m
400m
Proposed access road to Stibium
Rocks - Sb_ppm
0 - 250
250 - 500
500 - 750
750 - 1000
1000 - 5000
> 5000
Soils - Sb_ppm
0 - 250
250 -500
500 - 750
750 - 1000
1000 - 5000
> 5000
Soils - Sb_ppm
Band 1 (Gray)
5,000
100
Proposed Drilling
Stibium Access

ASX Announcements 10 October 2023, 5 & 11 December 2024, & 13 January 2025



Sample E406774 (54.5% Sb)

Estelle Antimony Assets – Extensive Exploration Upside

7 Known Prospects Containing Antimony from Surface Sample Results (High-Grade > 0.1% Sb)

NOVA MINERALS



Rocks - Sb_ppm
0 - 0.2
0.2 - 10
10 - 100
100 - 500
500 - 1000
1000 - 10000
10000 - 605000
Soils - Sb_ppm
0.2 - 5
5 - 10
10 - 50
50 - 250
250 - 500
500 - 38200
Stibium
Stoney
T5
Shoeshine
Train
Trumpet
Styx
Portage Creek

Stibium

Gold (Au)	Silver (Ag)	Copper (Cu)	Antimony (Sb)
1.5 g/t	96 g/t	0.1%	60.5%
			56.7%
			55.7%
5.6 g/t			54.8%
			54.5%
			46.2%
			45.9%
			43.3%
			35.3%
			34.9%
			32.7%
			32.6%
			19.3%
			19.1%
12.7 g/t	1600 g/t	0.1%	2.1%
			4.3%
12.9 g/t			2.8%
16.3 g/t			2.0%

Shoeshine

Gold (Au)	Silver (Ag)	Copper (Cu)	Antimony (Sb)
1290 g/t	591 g/t	1.0%	0.9%
57.7 g/t	546 g/t	0.7%	0.2%
0.2 g/t	37 g/t		0.1%
9.6 g/t	941 g/t	0.1%	0.1%
1.0 g/t	60 g/t		0.1%
5.5 g/t	50 g/t	0.1%	0.1%
96.5 g/t	114 g/t	0.1%	0.1%

Train

Gold (Au)	Silver (Ag)	Copper (Cu)	Antimony (Sb)
3.9 g/t	165 g/t	0.1%	1.0%
28.1 g/t	78 g/t	0.1%	0.7%
1.8 g/t	179 g/t	0.1%	0.3%
1.1 g/t	26 g/t	0.1%	0.2%
1.7 g/t	93 g/t	0.2%	0.1%
21.6 g/t	20 g/t		0.1%
25.2 g/t	17 g/t	0.3%	0.1%
1.5 g/t	26 g/t	0.2%	0.1%
2.5 g/t	25 g/t	0.1%	0.1%
0.3 g/t	8 g/t		0.1%
16.6 g/t	28 g/t	0.2%	0.1%
2.4 g/t	30 g/t	0.1%	0.1%
1.7 g/t	7 g/t		0.1%
2.2 g/t	27 g/t	0.1%	0.1%
1.7 g/t	58 g/t	0.4%	0.1%
10.7 g/t	25 g/t	0.9%	0.1%
58.8 g/t	65 g/t		0.1%
8.0 g/t	217 g/t	0.2%	0.1%
1.7 g/t	266 g/t	0.9%	0.1%

Stoney

Gold (Au)	Silver (Ag)	Copper (Cu)	Antimony (Sb)
3.1 g/t	47 g/t		1.8%
0.6 g/t	2720 g/t	1.1%	1.0%
2.0 g/t	513 g/t	0.8%	0.4%
1.0 g/t	166 g/t		0.3%
0.4 g/t	34 g/t		0.1%
48.4 g/t	16 g/t	0.4%	0.1%
0.5 g/t	669 g/t	0.9%	0.1%
8.1 g/t	62 g/t	1.7%	0.1%
3.6 g/t	346 g/t	1.2%	0.1%

T5

Gold (Au)	Silver (Ag)	Copper (Cu)	Antimony (Sb)
0.5 g/t	696 g/t	0.5%	1.0%
0.7 g/t	171 g/t	0.1%	0.5%
74.5 g/t	40 g/t	0.1%	0.3%
2.2 g/t	113 g/t	0.3%	0.2%
0.3 g/t	11 g/t		0.1%
0.2 g/t	35 g/t		0.1%
0.2 g/t	119 g/t	0.3%	0.1%
0.4 g/t	176 g/t	0.7%	0.1%
0.3 g/t	13 g/t	0.1%	0.1%

Stvx

Gold (Au)	Silver (Ag)	Antimony (Sb)
0.1 g/t		54.1%
0.4 g/t		39.1%
2.8 g/t		28.0%
0.9 g/t	13 g/t	21.7%
0.9 g/t		20.7%
1.2 g/t	62 g/t	19.0%
5.6 g/t		3.0%
0.8 g/t	1 g/t	1.7%
5.5 g/t		1.0%
2.4 g/t		1.0%
9.8 g/t		0.3%

Trumpet

Gold (Au)	Silver (Ag)	Copper (Cu)	Antimony (Sb)
0.7 g/t	588 g/t	0.2%	16.8%
7.0 g/t	549 g/t		5.3%
2.9 g/t	521 g/t	0.1%	3.8%
0.1 g/t	8 g/t	0.1%	2.6%
2.4 g/t	500 g/t	1.6%	2.5%
0.7 g/t	112 g/t	0.1%	1.5%
0.1 g/t	19 g/t	0.1%	1.0%
8.6 g/t	196 g/t	0.3%	0.9%
0.5 g/t	71 g/t	0.1%	0.7%
1.0 g/t	18 g/t		0.6%
1.8 g/t	271 g/t	0.1%	0.5%
0.7 g/t	455 g/t	0.1%	0.5%
1.3 g/t	1945 g/t	0.1%	0.5%
0.8 g/t	77 g/t		0.5%
4.3 g/t	100 g/t	0.7%	0.4%
32.8 g/t	90 g/t	1.3%	0.3%
16.6 g/t	87 g/t	0.9%	0.2%
0.3 g/t	8 g/t		0.2%
7.1 g/t	30 g/t	0.3%	0.2%
0.6 g/t	112 g/t	1.0%	0.1%
13.6 g/t	28 g/t		0.1%
16.0 g/t	316 g/t	1.7%	0.1%
12.7 g/t	779 g/t	6.7%	0.1%
3.6 g/t	59 g/t	0.2%	0.1%
2.0 g/t	62 g/t	0.2%	0.1%
5.9 g/t	17 g/t		0.1%
0.6 g/t	1 g/t		0.1%
2.4 g/t	29 g/t	0.1%	0.1%
13.2 g/t	60 g/t	0.8%	0.1%
13 g/t	114 g/t	2.0%	0.1%
132.5 g/t	73 g/t	1.2%	0.1%

ASX Announcements 10 October, 16 & 20 November 2023, & 26 February, 5 & 11 December 2024

Antimony Uses (USGS)

The Most Important Critical Mineral You have Never Heard Of

NOVA MINERALS

Key properties - heat and flame resistance, anti-corrosion, and its ability to harden and strengthen certain materials and metals



(Smart phone screens, camera lenses, binoculars, energy efficient windows)
(Munitions, night vision goggles, explosives, communication equipment)
Ceramics & Glass 12%
Defense 8%
Chemicals 16%
(Paints, plastics, adhesives, mixed with alloys)
(Clothing, furniture, electronics)
Flame Retardant 35%
(Clean energy battery storage – Ambri liquid metal batteries, vehicles, wind turbines, solar panels)
Energy & Transportation 29%

Strategic critical mineral that is used in all manner of civil and defense applications

Estelle Regional Expansion Potential > 20 Prospects

To Date < 5% of the 514km² Property has been Explored

NOVA MINERALS

35km long mineralized intrusive corridor

Gold, and highly elevated concentrations of Silver, Copper, Antimony and Other Critical Minerals (CM) have also been discovered across the project

Korbel

- 6 exciting gold targets within close proximity to the proposed Estelle central processing plant
- High-grade rock chips samples up to 114 g/t Au discovered at Cathedral

Stoney

- 7 exciting gold and multi-element targets in the central portion of the claim block
- High-grade polymetallic rock samples include 78.5 g/t Au, 2,720 g/t Ag, 10.6% Cu and 1.3% Sb (Antimony)

Train

- 6 exciting gold and multi-element targets located ~6km north of RPM
- High-grade rock samples include 1,290 g/t Au, 1,945 g/t Ag, 6.7% Cu and 16.8% Sb

RPM

- High-grade rock samples discovered north of the current proposed RPM pit and extensive surface sampling program conducted in the wider RPM regional area in 2024, with assay results pending



35km-long Mineralized Corridor
Korbel
Stoney
Train
RPM
Estelle Geology
Sedimentary country rocks (Kahiltna Flysch)
Intrusive granitic rocks
Map Image Data © Google Satellite Imagery

Nova's Low-Cost Pathfinder Approach to Exploration

Geology Observed in Outcrop

Surface Mapping & Sampling

Surface Anomaly

Drilling

ASX Announcements 26 August 2020, 16 & 20 November 2023, 5 December 2023, & 26 February 2024

Estelle Regional Expansion Potential - Train

Antimony and Other CM's Coincident with High-Grade Gold



N
21.6 g/t Au, 0.1% Sb
45.9 g/t Au, 114 g/t Ag
25.2 g/t Au, 0.1% Sb
28.1 g/t Au, 0.7% Sb
80.2 g/t Au
40.4 g/t Au
58.8 g/t Au, 0.1% Sb
25.5 g/t Au
23.3 g/t Au, 2.9% Cu
34.4 g/t Au, 184 g/t Ag, 0.7% Cu
33.6 g/t Au
Train
30.4 g/t Au
1.5km
Surface Sampling
Au g/t
0 - 0.2 Au
0.2 - 0.5 Au
0.5 - 1.0 Au
1.0 - 5.0 Au
5.0 - 10.0 Au
> 10.0 Au

Train Surface Sampling Results

- 32 rock samples > 5 g/t Au with a high of 80.2 g/t Au
- 31 soil samples > 0.5 g/t Au with a high of 3.3 g/t Au
- 15 rock samples > 0.5% Sb (Antimony) with a high >10% Sb

Estelle Regional Expansion Potential - Trumpet

Further High-Grade Antimony & Other CM, Copper, & Silver Coincident with High-Grade Gold

NOVA MINERALS



N
13.0 g/t Au, 2.0% Cu, 0.1% Sb
17.0 g/t Au
13.2 g/t Au, 0.1% Sb
132.5 g/t Au, 1.2% Cu, 0.1% Sb
2.9 g/t Au, 521 g/t Ag, 3.8% Sb
6.2 g/t Au, 429 g/t Ag, 5.7% Cu
12.7 g/t Au, 779 g/t Ag, 6.7% Cu, 0.1% Sb
32.8 g/t Au, 1.3% Cu, 0.3% Sb
25.9 g/t Au
8.5 g/t Au, 280 g/t Ag, 2.3% Cu, 0.1% Sb
7.9 g/t Au, 6.6% Cu
16.0 g/t Au, 316 g/t Ag, 1.7% Cu, 0.1% Sb
14.0 g/t Au
13.6 g/t Au, 0.1% Sb
7.0 g/t Au, 549 g/t Ag, 5.3% Sb
0.7 g/t Au, 588 g/t Ag, 16.8% Sb
28.8 g/t Au
1.3 g/t Au, 1,945 g/t Ag, 0.5% Sb
0.9 g/t Au, 4.2% Cu
2.4 g/t Au, 500 g/t Ag, 1.6% Cu, 2.5% Sb
2.5 g/t Au, 3.9% Cu
0.7 g/t Au, 1.5% Sb
16.6 g/t Au, 0.2% Sb
3.1 g/t Au, 2.9% Cu
Trumpet
0.9km
Rock Chip Sampling - Au g/t
0 - 0.2 Au
0.2 - 0.5 Au
0.5 - 1.0 Au
1.0 - 5.0 Au
> 5.0 Au

Trumpet Surface Sampling Results

- 21 rock samples > 5 g/t Au with a high of 132.5 g/t Au
- 14 soil samples > 0.5 g/t Au with a high of 4.8 g/t Au
- 13 rock samples > 0.5% Sb (Antimony) with a high 16.8% Sb

Estelle Regional Expansion Potential - Shoeshine

Abundant Antimony Enriched Style Gold Mineralization

NOVA MINERALS



N
7.2 g/t Au, 0.3% Sb
6.8 g/t Au
13.7 g/t Au, 132 g/t Ag, 1.8% Cu
19.8 g/t Au
9.6 g/t Au, 941 g/t Ag, 0.1% Sb
44.2 g/t Au, 1.8% Cu
14.6 g/t Au
35.6 g/t Au, 1.0% Cu
57.7 g/t Au, 546 g/t Ag, 0.7% Cu, 0.2% Sb
14.2 g/t Au, 0.9% Cu
7.6 g/t Au, 3.0 % Sb
10.3 g/t Au, 1.7% Cu
Shadow
5.5 g/t Au, 0.1% Sb
23.4 g/t Au
1.3km
1,290.0 g/t Au, 591 g/t Ag, 1% Cu, 0
96.5 g/t Au, 114 g/t Ag, 0.1% Sb
Shoeshine
Rock Chip Sampling - Au g/t
0 - 0.2 Au
0.2 - 0.5 Au
0.5 - 1.0 Au
1.0 - 5.0 Au
> 5.0 Au

Shoeshine Surface Sampling Results

- 10 rock samples > 5 g/t Au with a property high of 1,290.0 g/t Au
- 18 soil samples > 0.5 g/t Au with a property high of 7.5 g/t Au, over a 1km strike length
- 3 rock samples > 0.1% Sb (Antimony) with a high 0.9% Sb

Estelle Regional Expansion Potential - Muddy Creek

One of the Most Impressive Gold Anomalies on the Property



Rock Chip Sampling - Au g/t
0 - 0.2 Au
0.2 - 0.5 Au
0.5 - 1.0 Au
1.0 - 5.0 Au
> 5.0 Au
Muddy Creek
Discovery
11.8 g/t Au
12.9 g/t Au
65.6 g/t Au
51.8 g/t Au
42.1 g/t Au
46.2 g/t Au
76.8 g/t Au
33.9 g/t Au
128.5 g/t Au
22.3 g/t Au
93.2 g/t Au
18.6 g/t Au
12.7 g/t Au
43.6 g/t Au, 1.2% Cu
10.9 g/t Au
24.6 g/t Au
127.5 g/t Au
15.9 g/t Au
38.2 g/t Au
43.6 g/t Au
90.5 g/t Au
75.5 g/t Au
18.6 g/t Au
31.9 g/t Au, 1.1% Cu
3.35 g/t Au, 3.79% Cu
9.92 g/t Au
800m
N

Muddy Creek Surface Sampling Results

- 24 rock samples > 10 g/t Au with a high of 128.5 g/t Au
- 23 soil samples > 2.0 g/t Au with a high of 6.3 g/t Au, over a 1.9km strike length
- Core anomaly measures 800m x 400m

Estelle Regional Expansion Potential - Stoney

High-Grade Gold, Silver, Copper, & Antimony Anomalies Discovered



Wombat
15.2 g/t Au, 3.0% Cu
24.2 g/t Au
1.3 g/t Au, 6.0% Cu
6.5 g/t Au, 6.6% Cu
Tomahawk
Rainy Day
7.4 g/t Au
5.4 g/t Au
48.4 g/t Au
9.2 g/t Au, 4.1% Cu
20.9 g/t Au, 10.2% Cu
5.1 g/t Au, 1500 g/t Ag, 5% Cu 0.9% Sb
2720 g/t Ag, 1.1 Cu %
Stoney
435 g/t Ag, 2.4 Cu %
5.1 g/t Au, 2,390 g/t Ag, 8.5% Cu, 1.3% Sb
3.4 g/t Au
T5
2.5km
74.5 g/t Au, 1.2% Cu, 0.3% Sb
N
Trundle
25.8 g/t Au, 0.6% Cu
West Wing
Rock Chip Sampling - Au g/t
0 - 0.2 Au
0.2 - 0.5 Au
0.5 - 1.0 Au
1.0 - 5.0 Au
> 5.0 Au

Stoney Area Surface Sampling Results

- 6 rock samples > 10 g/t AuEq with a high of 75.8 g/t AuEq
- 10 soil samples > 1.0 g/t AuEq with a high of 4.2 g/t AuEq
- 2 rocks > 1,000 g/t Ag
- 4 rocks > 3% Cu with a high of 8.5% Cu
- 5 rocks >0.1% Sb including 2 rocks measuring 1.3% and 0.9% Sb
- 3 soil samples returning **> 0.1% Sb**, including a high of **0.48% Sb**
- Assay results from 2024 surface sampling at Wombat, West Wing, and Stoney pending

Estelle Proven & Robust Flowsheet

Simple Metallurgy for Easy Gold Liberation - A Big Cost Differentiator

Further Improvements being Tested as Part of the Current FS Level Studies



Primary
Crusher
Secondary
Crusher
Milling
Circuit
Agglomeration
Plant
Screener
Low
Grade
Low
Grade
Medium
Grade
Ore
Sorter
High
Grade
High
Grade
Heap Leach
Crushed Ore Stockpile
Gold & Silver Pregnant Solution
Flotation Circuit
(95.4% Recovery)
CM Concentrate
Critical Minerals
Extraction Plant
Critical Minerals
Products
Waste
Tailing Thickener &
Tailing Pond
Intensive
Leaching
(96.2% Recovery)
CM Pulp
Regrind
Circuit
Electrowinning
Adsorption/
Desorption
Gold
Furnace
Gold
Bars
Key: Current flow sheet from the scoping study
Conceptual additions to the flow sheet currently being tested as part of the FS level studies. Critical minerals extracted and previous reject waste now sent as low-grade ore to heap leach

ASX Announcements 28 February, 10 August 2022, & 26 March 2024

Alaska - Tier 1 Stable Mining Jurisdiction

Estelle - A District Scale Project in a Great Neighbourhood with a Long History of Mining

President-elect Trump sent a video message three days after his election win this year vowing "to ensure Alaska can take advantage of every opportunity to explore and develop its tremendous resources"



Governor Mike Dunleavy @GovDunleavy · Nov 9
I look forward to working with @realDonaldTrump to make Alaska great again.
1:09 / 1:27

Click here to watch video on X

Alaska is the 2nd largest gold producing State in USA and was a key supplier of antimony in WWI



LEGEND
Producing mine
Project in permitting
Advanced exploration project
Teck Resources – Red Dog Mine
Zinc
1989 - Current
ITH – Upper Kobuk
Copper, Zinc, Gold, & Silver
2011 - Current
ITH - Livengood
Gold
2003 - Current
Kinross - Fort Knox Mine
Gold
1992 - Current
Freegold Ventures - Golden Summit
Gold
2011 - Current
Usibelli Coal Mine Inc– Usibelli Coal Mine
Coal
1949 - Current
Graphite One – Graphite Creek
Graphite
2014 - Current
Northern Star – Pogo Mine
Gold
2006 - Current
Nova Minerals - Estelle
Gold & Antimony
2018 - Current
Tintina Gold Province
>220Moz Au documented endowment
Tintina Fault
Western Copper & Gold - Casino
Gold, Copper, & Silver
2006 - Current
Donlin Gold – Donlin Creek
Gold
2001 - Current
US Gold Mining - Whistler
Gold & Copper
2003 - Current
Denali Fault
Hecla Mining– Greens Creek Mine
Silver, Zinc, Gold, & Lead
1989 - Current
Pebble Partnership– Pebble
Copper, Gold, & Molybdenum
1987 - Current
Coeur Mining – Kensington Mine
Gold
2010 - Current

Source: https://www.alaskaminers.org/major-mines

Estelle Infrastructure Solutions

Located on State of Alaska Public Lands Close to Anchorage

NOVA MINERALS

Location

- Located on State of Alaska public lands, 150km northwest of Anchorage
- 35km long mineralized corridor on 514km^2 of State of Alaska Mining claims
- Alaska has a streamlined permitting process
- The Estelle Gold and Critical Minerals Project is fully permitted for exploration

Access

- Short flight from Anchorage or Willow to an all-season air strip
- Winter trail used to transport large and heavy equipment
- Proposed West Susitna Access Road has considerable government and community support
    - All weather road that will link the project to port, rail and road
    - 1st part of the road included in the DoT plan to break ground in 2025
    - AIDEA progressing the remaining portion of the road with studies for permitting to be submitted in 2025

Facilities

- 80 person fully winterized camp
- Onsite sample processing facility
- 4,000 foot all season airstrip which can facilitate large capacity DC3 aircraft

Power – Numerous Options Being Investigated for the FS

- Link to the state grid or proposed Flatlands Coal power plant
- Offtake from the proposed Donlin gas pipeline
- Diesel generators
- Micro-nuclear reactor



Anchorage
Willow Airstrip
Port Mackenzie
Anchorage International Airport
Proposed West Susitna Access Road
(All weather road)
Winter Trail
Beluga Power Plant
(Electricity source)
Proposed Gas Pipeline
(Donlin Creek)
Potential Power Transmission Line
(Feed to State grid)
Flatlands Coal
(Potential Power Plant)
Whiskey Bravo Airstrip & Camp
Estelle Gold Project
"The West Susitna Road is important for local residents and gaining fair access to hunting, fishing, and potential jobs. My administration is constantly looking at ways to grow our economy and this project is a great opportunity for not only south-central Alaska but the entire state. I am committed to this project and unlocking resources that benefit all Alaskans."
Alaska Governor, Mike Dunleavy
Construction Proposed to Start in 2025

A Path of Value Accretion Opportunities

Significant Value Upside as the Project Continues to De-Risk

Feasibility Studies currently underway are considering a strategy to achieve production with a scalable operation, by:

- Establishing an initial low CAPEX smaller scale operation at the high-grade RPM deposit requiring less infrastructure for expected early cashflow, and high margins, to potentially self-fund expansion plans; and/or
- Develop the higher CAPEX larger mining operation for increased gold production, cash flow, and mine life, that potential future large gold company strategic partners have expressed an interest
- Also separately looking at an option to concurrently develop a low CAPEX starter Antimony-Gold operation at Stibium for expected early cashflow, subject to DoD funding



S-K 1300 Initial Assessment Technical Report Summary
Resource Definition & Extension Drilling
Resource Upgrades
Metallurgical Test Work on Gold, Antimony & Critical Minerals (CM)
Feasibility Studies
Resource Upgrades
Permitting
Stand-Alone Stibium Antimony-Gold Production
Definitive Feasibility Study
RPM High-Grade Production
1
Expanded Project – Korbel + RPM + Regional
2
Ongoing exploration to assess district wide opportunities to increase the resource pipeline
2024
2025
2026
2027
2028

All timelines are projected only and subject to assay lab turn arounds, market and operating conditions, all necessary approvals, regulatory requirements, funding, weather events, and no unforeseen delays

Team with the Experience to get Estelle into Production

NOVA MINERALS

Christopher Gerteisen
Executive Director & CEO
Over 30 years' experience managing and advancing resource projects from green fields, through development and into production across North America, Australia and Asia

Richard Beazley
Non-Executive Chairman
Internationally experienced mining professional and director with over 35 years of experience in senior corporate, operational and project development roles

Louie Simens
Executive Director
Over 20 years' experience managing and operating multiple business with large projects in the building, mining and civil industries. Maintains extensive networks in the mining and financial industry

Craig Bentley
Director Finance & Compliance
Over 30 years commercial and finance experience working in senior roles within multinational private enterprises as well as auditing for Ernst and Young

Avi Geller
Non-Executive Director
Extensive investment experience and a deep knowledge of corporate finance, including capital markets, venture capital, hybrid, debt and private equity

Hans Hoffman
Head of Exploration
20 years' experience developing, conducting, and managing geotechnical engineering and mineral exploration for resource development projects in Alaska

Experienced management who have collectively personally invested over US$5m and who are committed and aligned to ensure Nova fulfils its vision of getting Estelle into production as soon as possible

Creating Long-Term Value for All Stakeholders

NOVA MINERALS

Established a Social Licence To Operate

- **Hire and Buy Alaskan** - we strive to offer support through prioritising local employment and local procurement with our “Hire & Buy Alaskan” policy.
- **Support Local Communities** – Nova has established strong, collaborative, and respectful working relationships with the communities adjacent to our operations and is committed to supporting them to ensure we have a meaningful impact on their culture, environment and economic prosperity.
- **Responsible Development** - Nova takes its environmental responsibilities seriously and is committed to achieving excellence in environmental management through understanding the sensitivities of our operations and reducing the impacts of our operations as low as reasonably practicable
- **Health and Safety** - Nova is committed to adopting and adhering to best practice safety standards to maintain a culture of integrity and ownership, and to provide a safe working environment at all our locations



Supporting >50 local businesses
>$50M
Spent on local procurement
Employment for 100's from local communities

We proudly hire and buy Alaskan
NOVA MINERALS

Supporting Alaska and Alaskans

Committed to creating a safe and environmentally responsible future mining operation that provides opportunities for all Alaskans.

Corporate Snapshot (As of 13 January 2024 in USD unless noted)

NOVA MINERALS

Tightly Held

- Top 50 Holders - 64%
- Top 20 Holders - 53%
- Directors & Management - 7%
- Institutions – 20% (UBS 4.5%)
- Strategic – 10%
- Nebari Gold Fund – 12%

Analyst Coverage

GBA CAPITAL

MPS MARTIN PLACE SECURITIES

ThinkEquity Member of NYSE · FINRA · SIPC

Capital Structure

Shares on Issue[1]	321.98M
NASDAQ Listed Warrants[2] (Exp 25/7/29 @ US$7.266)	0.29M
Unlisted Options (Exp 30/11/25 @ A$1.20)	8.25M
Unlisted Options (Exp 16/1/26 @ A$0.91)	1.71M
Performance Rights (Various hurdles)	2.40M
Share Price – ASX (13/1/25)	A$0.37
Share Price NASDAQ ADS's (10/1/25 – 1 ADS = 60 shares)	US$14.26
Market Capitalization	US$74M
Cash[3]	~US$10M
No Debt[4]	

1.Includes 804,000 ADS's where 1 ADS = 60 shares
2. Each warrant exercisable for 1 ADS
3. Cash includes US$6.7M proceeds from the sale of the Snow Lake shares, and recent NASDAQ warrants exercise receipts
4. After repayment of the Nebari loan


NVA – NASDAQ
(Daily)


NVA – ASX
(Weekly)


Spot Gold vs VanEck Junior Gold Miner ETF
(Monthly)
Large disconnect between the gold price and miners' values

Estelle Project – 2025 Catalysts

Unlocking Gold and Antimony Value at Estelle in 2025

NOVA MINERALS

- Updated Mineral Resource Estimated (MRE) to both JORC & SK-1300
- Potentially secure U.S. Department of Defense funding for antimony supply
- Mine and infrastructure permitting – Internal roads for RPM, Korbel, Stibium, and expanded Whiskey Bravo airstrip
- Extensive 2025 exploration program focusing on:
  - Maiden drill testing Stibium
  - Resource expansion drilling at RPM and the wider RPM area
  - Exploration drilling in the Train area
  - Further surface sampling exploration programs across the wider project
- Metallurgical and other feasibility study test work results
- Further MRE update, including a maiden resource for antimony
- Feasibility study and wider project studies late in 2025

Nova's Value Drivers

- Favourable jurisdiction and tenure - All on State of Alaska lands (No federal or native title land to contend with)
- Aspiring worldclass gold and antimony producer – Favourable macros
- Experienced CEO and management team to get Estelle into production
- Very low discovery cost ~ US$5/oz / 58oz added for every metre drilled
- Open pit, low strip ratio, bulk minable deposits
- Thick high-grade ore zones from surface
- Significant resource upside potential
- Attractive valuation with significant near and medium term catalysts

Follow Us

NOVA MINERALS

Nova Minerals Limited

T: +61 3 9537 1238
E: info@novaminerals.com.au
W: www.novaminerals.com.au

Main Operations
Whiskey Bravo Airstrip
Matanuska-Susitna Borough,
Alaska, USA
1150 S Colony Way Suite 3-440,
Palmer, AK 99645

Office
Suite 5
242 Hawthorn Road
Caulfield
Victoria 3161
Australia

ASX: **NVA** | NASDAQ: **NVA** | FRA: **QM3**

Appendix 1: Mineral Resource Estimates (MRE)

NOVA MINERALS

JORC and S-K 1300 Compliant Economic Pit Constrained MRE for the Estelle Gold Project

Deposit	Cutoff	Measured			Indicated			Measured & Indicated			Inferred			Total		
		Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz
RPM North	0.20	1.4	4.1	0.18	3	1.6	0.15	4.4	2.4	0.33	23	0.6	0.45	28	0.9	0.78
RPM South (Maiden)	0.20										23	0.5	0.35	23	0.5	0.35
Total RPM		1.4	4.1	0.18	3	1.6	0.15	4.4	2.4	0.33	46	0.5	0.80	51	0.7	1.13
Korbel Main	0.15				240	0.3	2.39	240	0.3	2.39	35	0.3	0.30	275	0.3	2.70
Cathedral (Maiden)	0.15										150	0.3	1.35	150	0.3	1.35
Total Korbel					240	0.3	2.39	240	0.3	2.39	185	0.3	1.65	425	0.3	4.05
Total Estelle Gold Project		1.4	4.1	0.18	243	0.3	2.54	244	0.3	2.72	231	0.3	2.45	476	0.3	5.17

1. A mineral resource is defined as a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity, that there are reasonable prospects for economic extraction.
2. The mineral resource applies a reasonable prospect of economic extraction with the following assumptions:
   - Gold price of US$2,000/oz
   - 5% royalty on recovered ounces
   - Pit slope angle of 50o
   - Mining cost of US$1.65/t
   - Processing cost for RPM US$9.80/t and Korbel US$5.23/t (inclusive of ore sorting for Korbel)
   - Combined processing recoveries of 88.20% for RPM and 75.94% for Korbel
   - General and Administrative Cost of US$1.30/t
   - Tonnages and grades are rounded to two significant figures and ounces are rounded to 1,000 ounces, subject to rounding

Appendix 2: Characteristics of Bulk Tonnage Mines

NOVA MINERALS

Geology and Geometry Come First

- Thick drill intercepts > 100m, and often at lower average grades
- Mineralization at surface with low strip ratios
- Large tonnage moved, but a large proportion of the material is ore, meaning less waste
- Open pit operations using conventional truck and shovel mining methods
- A central processing plant proximal to the ore source requiring short haul distance
- Often include heap leach process circuit for lower cost gold recovery
- Typically produce > 100,000 g/t Au per year at lower AISC's
- Kinross Gold Corp Fort Knox mine is a good example of a highly profitable low grade bulk tonnage mining operations

Proposed Estelle Bulk Tonnage Gold Operation

The mineralized bodies found across the Estelle gold district, are similar in grade, deposit type, style of mineralization, and tonnage potential, to the Fort Knox deposits. The Estelle Gold Project has a current global JORC compliant resource of 9.9 Moz @ 0.3 g/t Au, and the scoping study showed that Korbel and RPM can support large, bulk tonnage and high-grade open pit mining operations, with ideal ore body geometry over the 17+ year LOM, using a conventional truck and shovel mining method and mill operation. As part of the current FS level studies, heap leach agglomeration is also being tested for suitability to the ore bodies to potentially lower costs further

Kinross Gold Corp - Fort Knox Gold Mine

The Fort Knox gold mine, owned by Kinross Gold Corp, is a highly profitable, large scale bulk tonnage open-pit gold mine, located near the city of Fairbanks, Alaska. It is mined by conventional open-pit methods, with ore processed at a mill and heap leach facility. Currently Fort Knox has a remaining resource of 1.9 Moz @ 0.3 g/t Au, having already mined over 9.1 Moz over 27 years, including 290,651 ounces of gold in 2023 at an AISC of US$1,195 oz.

Information sourced from the Kinross Gold website

Appendix 3: Ore Sorting

Rejecting Low-Grade Material Before Milling with the Reject Ore Sent to Heap Leach

NOVA MINERALS

How Ore Sorting Works

- Each individual rock is classified as being ore or reject using real-time online sensors
- The sensor data is quickly analyzed allowing individual particles to be sorted with high-grade ore sent for milling and the reject ore sent to heap leach

Benefits of Including Ore Sorting in the Flowsheet

- Optimizes the processing of ore material allowing a reduction in the cut-off grade, and a higher mill feed grade
- Early rejection of low-grade material before milling reduces the size of the plant required = Lower CAPEX and OPEX costs
- OPEX also reduced due to a reduction in the energy, water and reagent consumption
- Material handling and tailings production reduced with reject ore sent to heap leach = Potentially higher gold production
- Ore sorters now form part of the flow sheet in numerous successful mining companies

Nova's Ore Sorting Test Work

- To date Nova's extensive testing at Tomra has shown that ore sorting is proven to work exceptionally well, and can potentially provide an up to 10 X uplift in grade
- Testing so far has only looked at XRT density sorting, but Steinert's ore sorters can also sort based on a combination of XRT, colour, laser, and induction sensors
- Testing using Steinert's multi-sensor ore sorters is currently underway on ore from both Korbel and RPM
- A bulk, up to 200 kt, pilot scale ore sort test program is also currently being planned


Arsenopyrite
Vein



XRT Scan of Product after Stage 1 (**6.06 g/t**).
Blue and Black = Arsenopyrite sheeted vein.
Red = Granite Waste Rock.